Exhibit 99.1

Exhibit No. 99.1 to this Annual Report on Form 10-K presents separate audited financial statements of Motorsports Authentics, LLC (MA), the Company’s 50% owned joint venture equity investee, for the fiscal years ended November 30, 2007 and 2006. The Company has used the equity method of accounting for its 50% non-controlling interest in the joint venture since inception. These financial statements are presented pursuant to Rule 3-09 “Separate financial statements of subsidiaries not consolidated and 50 percent or less owned persons” of Regulation S-X of the Securities and Exchange Commission (Rule 3-09). Rule 3-09 requires that the separate financial statements of significant unconsolidated majority-owned subsidiaries or 50 percent or less-owned persons cover, if practicable, the same periods as the annual audited financial statements of the Company. Additionally, Rule 3-09 requires the separate financial statements be audited for those years in which the appropriate significant subsidiary test is met which, based on the significance of the results of MA to the Company, is for the Company’s year ended December 31, 2007. The Company, though not required, has included audited MA financial statements for fiscal year 2006, rather than unaudited financial statements. As further described in Note 2 to the Consolidated Financial Statements, MA was formed in August 2005, and purchased certain net assets of a division of Roush Corporation (“Team Caliber”) in September 2005 for an insignificant amount. In addition, MA purchased Action Performance Companies, Inc. in December 2005 for $246.1 million, the results of which have been reflected in the presented audited MA financial statements for fiscal year 2006 and 2007. Management of the Company has determined that Team Caliber would be the predecessor entity to MA for accounting purposes. Given the timing of the acquisitions, management did not prepare financial statements for the inception period of August 2005 through November 30, 2005 as management did not believe this information was necessary to evaluate the operational trends and results for MA. Management of the Company believes that since MA did not commence principle operations until the integration of both acquisitions which began in December 2005, the 2005 MA financial statements would not be comparable to 2006 and 2007 results. Furthermore, the operations for the inception period August 2005 to November 30, 2005 are not significant (estimated approximate revenues of $9.1 million and a net loss of $273,000). Also, because MA obtained only certain assets from Roush Corporation (i.e. the Team Caliber business division), MA did not obtain complete financial information for which to prepare full unaudited financial statements. Any such information needed to prepare full unaudited financial statements was not and remains not readily available. Management believes that retroactive preparation of full unaudited financial statements for the 2005 inception period that conform with generally accepted accounting principles is not practical as access to needed information is not reasonably possible and the efforts or costs would far exceed the benefits of the insignificant additional financial information obtained.

106

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of

Motorsports Authentics, LLC:

We have audited the accompanying consolidated balance sheets of Motorsports Authentics, LLC (a limited liability company) and subsidiaries, as of November 30, 2007 and 2006, and the related consolidated statements of operations, members’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Motorsports Authentics, LLC as of November 30, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Charlotte, North Carolina

January 23, 2008

Motorsports Authentics, LLC

Consolidated Balance Sheets

November 30, 2007 and 2006

(dollars in thousands)

	2007	2006
Assets
Current assets:
Cash and cash equivalents	$250	$1,650
Accounts receivable, net of allowance of $5,063 and $3,750	31,930	28,800
Inventories	10,278	17,560
Prepaid royalties	1,607	3,729
Prepaid expenses and other	2,013	2,198
Assets to be disposed	—	44,845

Total current assets	46,078	98,782

Long-term assets:
Property and equipment, net	10,152	16,114
Licenses and other intangibles, net	28,155	44,760
Goodwill	108,488	166,674
Other	1,318	1,273

Total long-term assets	148,113	228,821

	$194,191	$327,603

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$9,421	$11,245
Accrued royalties	7,529	6,600
Accrued expenses	9,165	10,515
Taxes payable	923	902
Line of credit	286	2,064
Deferred income taxes	155	586
Current portion of long-term debt	10	56
Liabilities related to assets to be disposed	180	15,680

Total current liabilities	27,669	47,648

Long-term liabilities:
Long-term debt	6,000	6,010
Deferred income taxes	7,394	7,068
Other	3,106	1,188

	16,500	14,266

Commitments and contingencies
Members’ equity	150,022	265,689

	$194,191	$327,603

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC

Consolidated Statements of Operations

For the Years Ended November 30, 2007 and 2006

(dollars in thousands)

	2007	2006
Net sales	$210,101	$226,687
Cost of sales	167,748	154,120

Gross profit	42,353	72,567

Operating expenses:
Selling, general and administrative	79,966	79,464
Amortization of licenses and other intangibles	3,706	3,968
Impairment of goodwill and other long-lived assets	69,499	—

Total operating expenses	153,171	83,432

Operating loss	(110,818)	(10,865)

Interest expense	(1,675)	(906)
Earnings from joint venture	—	16
Minority interest	—	(190)
Other income	532	85

Total other expense, net	(1,143)	(995)

Loss from continuing operations before income taxes	(111,961)	(11,860)
Income taxes	—	—

Loss from continuing operations	(111,961)	(11,860)
Income from discontinued operations, net of income taxes of $433 and $1,548, respectively	674	3,982
Loss on sale of discontinued operations	(1,187)	—

Net loss	$(112,474)	$(7,878)

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC

Consolidated Statements of Members’ Equity

For the Years Ended November 30, 2007 and 2006

(dollars in thousands)

	Contributed Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance, November 30, 2005	$22,711	$122	$—	$22,833
Net loss	—	(7,878)	—	(7,878)
Currency translation	—	—	3,226	3,226

Comprehensive loss				(4,652)
Contributions for business acquisitions	246,102	—	—	246,102
Capital contribution from members	1,406	—	—	1,406

Balance, November 30, 2006	270,219	(7,756)	3,226	265,689
Net loss	—	(112,474)	—	(112,474)
Currency translation	—	—	601	601
Realized gain on accumulated currency translation related to sale of business (Note E)	—	—	(3,827)	(3,827)

Comprehensive loss				(115,700)
Other	33	—	—	33

Balance, November 30, 2007	$270,252	$(120,230)	$—	$150,022

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC

Consolidated Statements of Cash Flows

For the Years Ended November 30, 2007 and 2006

(dollars in thousands)

	2007	2006
Cash flows from operating activities:

Net loss	$(112,474)	$(7,878)
Adjustments to reconcile net loss to net cash provided by operating activities:
Impairment of goodwill and other long-lived assets	69,499	—
Provision for excess inventories	21,585	—
Depreciation and amortization	16,812	15,705
Provision for doubtful accounts	672	589
Gain on sale of property and equipment	(478)	(49)
Loss on sale of business unit	1,187	—
Earnings from joint venture	—	(16)
Minority interest undistributed loss	—	190
Other	33	—
Change in assets and liabilities, net of business acquired and disposed:
Accounts receivable	(3,802)	(3,752)
Inventories	(14,303)	(519)
Prepaid royalties	2,122	3,452
Prepaid expenses and other	140	1,149
Accounts payable and accrued expenses	(4,195)	(9,085)
Accrued royalties	929	1,566
Taxes payable, net	21	(233)
Other liabilities	1,918	1,010
Cash flow from discontinued operations	3,642	2,265

Net cash flows (used in) provided by operating activities	(16,692)	4,394

Cash flows from investing activities:
Property and equipment purchases	(7,289)	(5,196)
Property and equipment sales proceeds	486	177
Proceeds from sale of business unit	27,118	—
Acquisitions of businesses and intangibles, net of cash	(72)	(4,816)
Cash flow from discontinued operations	(3,728)	(2,705)

Net cash flows provided by (used in) investing activities	16,515	(12,540)

Cash flows from financing activities:
Proceeds from notes payable to members	—	6,000
Borrowings under line of credit	237,083	208,651
Repayments under line of credit	(238,861)	(206,587)
Long-term debt repayments	(56)	(82)
Outstanding checks in excess of bank balance	1,159	381
Payment of transaction costs	—	(1,774)
Proceeds from capital contribution from members	—	1,406
Payment to minority interest shareholders	—	(472)
Cash flow from discontinued operations	(548)	(1,809)

Net cash flows (used in) provided by financing activities	(1,223)	5,714

Net change in cash and cash equivalents	(1,400)	(2,432)
Cash and cash equivalents, beginning of year	1,650	4,082

Cash and cash equivalents, end of year	$250	$1,650

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC

Consolidated Statements of Cash Flows

For the Years Ended November 30, 2007 and 2006 (continued)

(dollars in thousands)

Supplemental disclosure of cash flow information:
Cash paid for interest	$893	$131

Cash paid for taxes	$154	$—

Supplemental disclosure of non-cash transactions:
Acquisition of Action Performance Companies by members	$—	$246,102

Fixed assets acquired with accounts payable	$(45)	$(183)

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

Note A — Organization and Nature of Business

Operations

In August 2005, International Speedway Corporation and Speedway Motorsports, Inc. (collectively the “members”) formed an equally owned joint venture, SMISC, LLC, which operates independently through a wholly owned subsidiary, as Motorsports Authentics, LLC (the Company). Motorsports Authentics, LLC, a Delaware limited liability company, and its subsidiaries (MA) design and sell licensed motorsports collectible and consumer products. Motorsports Authentics, Inc. and subsidiaries, a subsidiary of Motorsports Authentics, LLC, is taxed on a consolidated basis as a C-corporation. The products include die-cast scaled replicas of motorsports vehicles, apparel (including tee-shirts, hats and jackets) and memorabilia. The Company is a licensee of, among others, the National Association for Stock Car Auto Racing (NASCAR) and National Hot Rod Association (NHRA).

Products are marketed through:

•	Specialty retailers,

•	Distributor networks that target specialty retailers,

•	Mobile trackside stores that target motorsports event attendees,

•	Mass-merchant retailers,

•	A members-only collectors’ catalog club, with logistics and fulfillment managed by a third party,

•	Television programming on QVC,

•	Internet sites, including www.goracing.com, and

•	Other distribution channels.

The Company works closely with drivers, teams, owners, track operators and sponsors to design and merchandise products. Production of the die-cast and most of the apparel and memorabilia is outsourced. The Company retains ownership and control over designs and tooling, and maintains close working relationships with outsourced manufacturers to help assure quality product.

Note B — Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Motorsports Authentics, LLC and its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company’s fiscal year ends November 30. Certain reclassifications have been made in prior period financial statements to appropriately reflect Action Performance Holding GmbH sold in June 2007 as a discontinued operation.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory values, goodwill and other intangible assets, depreciation, amortization, prepaid royalty allowances, taxes and contingencies. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, title passes to the customer, the amount is fixed or determinable and collection is probable. Most distributor and specialty retailer sales are recognized when product is shipped to a distributor or specialty retailer because title to the product passes to the distributor or specialty retailer at shipment. Sales to mass-merchant retailers are recognized when title to product passes to the retailer, either at time of shipment to the retailer or receipt by the retailer. Collectors’ Club Catalog sales are recognized at time of shipment because title to the product passes to the customer at shipment. Trackside sales are recognized when the consumer purchases product at the point of sale. Internet and other sales are generally recognized when delivered to the consumer.

Net sales include sales net of estimated sales returns, discounts, and other allowances. These amounts are recorded as a reduction from sales when revenue is recognized.

Cost of Sales

Cost of sales includes product cost, shipping and freight forwarding costs paid to third parties, depreciation of tooling and dies, royalties to third-party licensors, product testing, sample expense and fees paid to a third-party for shipping and handling. The Company incurs costs to screen print or embroider certain inventory, which are also included in cost of sales, although the majority of products are procured in its finished state. Substantial portions of the die-cast products are manufactured under a “preferred provider” agreement with a third-party manufacturer in China. The Company obtains substantially all of the apparel and memorabilia products on a purchase-order basis from several third-party manufacturers and suppliers. The Company incurred shipping and handling costs of $7.3 million and $8.2 million for 2007 and 2006, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries and benefits, use and occupancy expenses, creative services costs, advertising and promotion costs, sponsorship costs, trackside commissions, depreciation and other general and administrative expenses. Included are the salaries, benefits and other costs of procurement, receiving and warehouse personnel. The majority of these costs are fixed and, as a result, incremental sales volume generally results in a decline in selling, general and administrative expenses as a percentage of net sales and incremental volume decreases have the opposite effect. Advertising costs, including print, radio, television, and internet based advertising were $2.6 million and $0.9 million for 2007 and 2006, respectively.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amounts, which are generally due thirty days after the invoice date and are considered past due after thirty days. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The adequacy of this allowance is determined by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. If the financial condition of customers was to deteriorate, additional allowances may be required. Accounts receivable are written off against the allowance once the account is deemed to be uncollectible. This typically occurs once all efforts to collect the account have been exhausted, which includes collection attempts by company employees and outside collection agencies.

Inventory

Inventories are stated at cost, which approximates the first-in, first-out method or estimated net realizable value if lower. The cost of purchased inventory includes the cost of the purchased product and freight in. Cost of sales also includes freight out, which is not a part of inventory cost.

Royalties

The Company’s license agreements generally require payments of royalties to drivers, sponsors, teams and other parties. Contracts generally provide for royalties to be calculated as a specified percentage of sales. Some contracts, however, provide for guaranteed minimum royalty payments. Royalties payable, calculated using the contract percentage rates, are recognized as cost of sales when the related sales are recognized. To the extent royalties payable are projected under a contract, calculated using the contract percentage rate, will be lower than guaranteed minimums during the guarantee period, the Company recognizes additional cost of sales over the guarantee period, generally a calendar year. Guarantees advanced under the license agreements are carried as prepaid royalties until earned by the third party, or considered to be unrecoverable. The Company evaluates prepaid royalties regularly and expense prepaid royalties to cost of sales to the extent projected to be unrecoverable through sales.

Personal Services

Amounts due under personal service agreements for driver appearance fees and similar matters are expensed to selling, general and administrative expenses over the term during which the services are provided.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and all highly liquid investments with original maturities of three months or less.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range up to 25 years. Tooling consists of molds and dies used by third parties to manufacture the Company’s die-cast scaled replicas. Tooling costs capitalized consist of amounts paid to the third parties that manufacture the tooling. Depreciation of tooling and other production assets is included in cost of sales. All other depreciation is included in selling, general and administrative expenses. Maintenance and repairs are charged to expense as incurred. The costs of renewals and betterments that materially extend the useful lives of assets or increase their productivity are capitalized.

Other Long-lived Assets

The Company tests its other long lived assets (primarily property, plant and equipment, licenses and customer relationships) for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” The Company evaluates if impairment indicators related to property, plant and equipment and other long lived assets are present. These impairment indicators may include a significant decrease in the market price of a long lived asset or asset group, a significant adverse change in the extent or manner in which a long lived asset or asset group is being used or in its physical condition, a material adverse change in the Company’s relationships with significant customers or licensors, the impact of the economic environment on the Company’s customer base or a current period operating or cash flow loss combined with a forecast that demonstrates continuing losses associated with the use of a long lived asset or asset group. If impairment indicators are present, the Company estimates the future cash flows for the asset or group of assets. The sum of the undiscounted cash flows attributable to the asset or group of assets is compared to their carrying amount. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from asset disposals on a basis consistent with the strategic plan. If the carrying amount exceeds the sum of the undiscounted cash flows, the Company determines the assets’ fair value by discounting the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset or asset group (Note C).

Goodwill and Other Indefinite Lived Intangible Assets

Goodwill represents the costs in excess of the fair value of net assets acquired in business combinations. Other indefinite lived intangible assets consist primarily of tradenames and trademarks acquired in business combinations. The Company is required to conduct an annual test of impairment for goodwill and other indefinite lived intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The Company is also required to test for impairment if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or the indefinite lived intangible asset is below its carrying amount. The annual test of impairment is performed in the fourth quarter because it coincides with the Company’s annual strategic planning process.

The Company has one reporting unit for the purpose of applying SFAS No. 142. The assessment of fair value in the impairment tests is generally determined based upon a discounted cash flow methodology. The discounted cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, terminal value and market discount rates. The underlying assumptions are consistent with those used in the strategic plan.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

Goodwill Impairment

If the carrying amount of the reporting unit is greater than estimated fair value, goodwill impairment may be present. The Company measures the goodwill impairment based upon the fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets and estimates the implied fair value of goodwill. An impairment charge is recognized to the extent that recorded goodwill exceeds its implied fair value (Note C and J).

Other Indefinite-Lived Intangible Asset Impairment (primarily Trademarks)

If the carrying amount of the intangible asset exceeds its estimated fair value, an impairment charge is recorded to the extent the recorded intangible asset exceeds the fair value (Note C and J).

Income Taxes

The Company recognizes deferred tax assets and liabilities for the future income tax effect of temporary differences between financial and income tax bases of assets and liabilities. The Company’s accounting for income taxes reflects management’s assessment of future tax liabilities based on assumptions and estimates for timing, likelihood of realization, and tax laws existing at the time of evaluation.

Disclosures about Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, notes payable and short and long-term debt. The fair value of these instruments approximates carrying values due to their short term duration, except for long-term debt, which is pursuant to floating rate instruments whose carrying amounts approximate fair value.

Deferred Financing Costs

The Company capitalizes loan origination costs and amortizes them using the effective interest rate method over the life of the related loan. Legal costs associated with financing are amortized using the straight line method, which approximates the effective interest rate method. Amortization of these deferred financing costs are included in interest expense in the consolidated statement of operations. Accumulated amortization was $0.3 million and $0.3 million at November 30, 2007 and 2006, respectively.

Currency Translation

Financial information relating to foreign operations is reported in accordance with SFAS No. 52, “Foreign Currency Translation.” The financial statements of non-U.S. subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated at exchange rates in effect as of each balance sheet date and related revenues and expenses are translated at average exchange rates in effect during the period. The resulting currency translation adjustments are recorded directly to members’ equity as a component of accumulated other comprehensive income.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

Note C — Impairment of Goodwill and Other Long-Lived Assets

As a result of the annual impairment testing performed in 2007, the Company recorded a non-cash impairment charge of $69.5 million as follows (in thousands):

Goodwill	$56,351
Licenses	12,648
Trademark	500

$69,499

The impairment charge recorded in 2007 was primarily the result of the following factors:

During the Company’s annual strategic planning process in the fourth quarter, the Company determined that the future cash flows of the business would be lower than originally forecast during the previous year’s strategic planning process. This was due to the under performance against plan during the current year. As a result, it was determined that the business likely had a net book value in excess of its estimated fair value and that certain intangible assets more likely than not had book values in excess of their fair values. Due to the apparent decline in value, the Company conducted impairment tests under both SFAS 142 and SFAS 144 and recorded an impairment loss to write down the net assets of the business to fair value.

In the fourth quarter of 2007, the Company was notified by one of its licensors that they were closing down. Based on this event, the Company determined that this license had become impaired, and an impairment charge was taken to write off the remaining carrying amount of this license.

Note D — Liquidity and Management Plan

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. As reflected in the accompanying consolidated financial statements, the Company incurred net losses from continuing operations of $112.0 million and $11.9 million for the years ended November 30, 2007 and 2006, respectively. In addition, the Company used cash for operations of $16.7 million and provided cash from operations of $4.4 million during the years ended November 30, 2007 and 2006, respectively. As of November 30, 2007, the Company had net working capital of $18.4 million and Members’ equity of $150.0 million.

In June of 2007, the Company began a process of putting in place a new management team. This process was substantially completed in the fourth quarter of 2007. The new management team has substantially more experience in NASCAR and at running retail and consumer product goods businesses. The new management team has made changes in the structure of the business, has begun to implement business process improvements, and has implemented several cost reduction initiatives, which are expected to positively impact 2008. Additional opportunities exist for continued cost reductions throughout 2008.

The current $40.0 million revolving credit facility expires on June 29, 2008. Based on conversations with various financial institutions, management believes the revolving credit facility will be renewed. The Company is not currently in violation of any bank covenants, and does not expect to be in the future. Based on this, the Company believes it will be able to obtain adequate financing to fund the ongoing needs of the business.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

The current cash forecast for 2008 reflects sufficient cash flow from the business combined with availability from the revolving credit facility to sufficiently fund the operations of the business for the next twelve months. Based on this, the Company does not plan to change its capital structure and does not expect any additional contributions or loans from the members.

Note E — Acquisitions, Dispositions and Discontinued Operations

In June 2007, the Company sold Action Performance Holding GmbH (Germany), its 80% owned German subsidiary, for cash proceeds of $27.1 million and recognized a loss on sale of $1.2 million. Action Performance Holding GmbH merchandises Formula One and high-end auto manufacturer die-cast replica vehicles. The Company sold this operation in order to focus on the core NASCAR licensed product business.

During 2006, the Company acquired licensing and trademark rights for $5.2 million.

In July 2006, the Company bought out the minority interest shareholders of Chase Racewear, LLC for $0.9 million, increasing ownership interest from 80% to 100%. Prior to the Company acquiring 100% ownership interest, quarterly payments were made to the minority interest shareholders based on their proportionate share of their earnings. Payments made through July 2006 were $0.5 million.

In December 2005, the Company, and a wholly owned subsidiary named Motorsports Authentics, Inc., purchased Action Performance Companies, Inc. (Action) for $246.1 million in cash plus transaction costs. International Speedway Corporation and Speedway Motorsports, Inc. directly paid the full consideration. Action was involved in the design, promotion, marketing and distribution of licensed merchandise with products including a broad range of motorsports related die-cast replica collectibles, apparel, gifts and other memorabilia, and had license agreements with many of the top NASCAR teams and drivers. Motorsports Authentics, Inc. merged with, and into, Action, with the surviving entity operated by Motorsports Authentics, Inc.

The transaction was accounted for under the provisions of SFAS No. 141, “Business Combinations.” Accordingly, the Company recorded the tangible assets and liabilities and identifiable intangible assets of Action at their estimated fair values. The accompanying consolidated financial statements reflect the operations of the acquired business for the period after the date of the acquisition.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

A summary of the purchase price and allocation to the acquired net assets of Action is as follows (in thousands):

Accounts receivable	$25,685
Inventories	18,459
Prepaid royalties	2,393
Deferred income taxes	65
Prepaid expenses and other	2,405
Property and equipment	47,348
Goodwill	162,824
Identifiable intangible assets	38,565
Other assets	2,139
Accounts payable	(9,066)
Accrued royalties	(4,723)
Accrued expenses	(23,041)
Taxes payable	(1,944)
Long-term deferred income tax liability	(13,306)
Other long-term liabilities	(208)
Notes payable	(4,029)
Minority interest	(2,162)
Net assets/liabilities held for sale	345

241,749
Cash acquired	4,353

$246,102

During fiscal 2005, the Company decided to discontinue its Hamilton apparel business and Castaway collectible business. Hamilton produced licensed premium leather jackets and other apparel decorated with professional sports team logos, which were marketed primarily to specialty fashion and other “upstairs retail” channels. Castaway marketed die-cast scale model boats. Management determined that each business was outside of the core NASCAR licensed products business, and that the additional investment necessary to bring those businesses to an acceptable level of sales would likely not be recovered. The remaining liabilities related to these operations, and any losses incurred during the period, are reflected as a component of discontinued operations.

All periods presented have been reclassified to present the operating results of Germany, Hamilton and Castaway business units as discontinued operations.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

The following table presents selected operating data for these components for the years ended November 30, 2007 and 2006 (in thousands):

	Germany	Hamilton and Castaway	Total
Year Ended November 30, 2007:
Net sales	$19,475	$—	$19,475
Income before income taxes	1,107	—	1,107
Income from discontinued operations, net of tax	674	—	674
Year Ended November 30, 2006:
Net sales	$38,089	$312	$38,401
Income (loss) before income taxes	5,596	(66)	5,530
Income (loss) from discontinued operations, net of tax	4,048	(66)	3,982

The assets and liabilities of these components, included in our consolidated balance sheet at November 30, 2007 and 2006, in assets to be disposed and liabilities related to assets to be disposed were as follows (in thousands):

	November 30, 2007
	Germany	Hamilton and Castaway	Total
Accrued royalties	$—	$180	$180

Liabilities related to assets to be disposed	$—	$180	$180

	November 30, 2006
	Germany	Hamilton and Castaway	Total
Cash	$5,102	$—	$5,102
Accounts receivable, net	4,024	—	4,024
Inventories	1,776	—	1,776
Property and equipment, net	27,891	—	27,891
Goodwill	5,451	—	5,451
Other	601	—	601

Assets to be disposed	$44,845	$—	$44,845

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

	November 30, 2006
	Germany	Hamilton and Castaway	Total
Accounts payable	$1,504	$—	$1,504
Accrued royalties	1,038	180	1,218
Accrued expenses	1,678	—	1,678
Taxes payable, net	(215)	—	(215)
Current portion of long-term debt	158	—	158
Long-term debt	3,318	—	3,318
Deferred income taxes — current and long-term	6,419	—	6,419
Minority interest	1,600	—	1,600

Liabilities related to assets to be disposed	$15,500	$180	$15,680

Note F — Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the impact that the adoption of this interpretation will have on its financial position and results of operations.

In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement.” EITF No. 06-03 addresses the accounting for externally imposed taxes on revenue-producing transactions that take place between a seller and its customer including, but not limited to, sales, use, value added and certain excise taxes. EITF No. 06-03 also provides guidance on the disclosure of an entity’s accounting policies for presenting such taxes on a gross or net basis and the amount of such taxes reported on a gross basis. EITF No. 06-03 is effective for interim and fiscal years beginning after December 15, 2006. The Company is currently evaluating the potential effect that the adoption of EITF No. 06-03 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the potential impact that the adoption of this statement will have on its financial position and results of operations.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”. This Statement replaces SFAS 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has not evaluated the potential impact that the adoption of this statement will have on its financial position and results of operations.

Note G — Joint Venture

In June 2006, the Company liquidated its investment in a joint venture, Action-McFarlane LLC. The joint venture distributed action figurines based on NASCAR driver likenesses. All of the figurines were manufactured by third parties. The earnings on the Company’s investment in the joint venture were $16 thousand for 2006.

Note H — Inventories

Inventories consist of the following at November 30, (in thousands):

	2007	2006
Die-cast	$6,210	$5,924
Apparel and memorabilia	4,068	11,636

	$10,278	$17,560

Apparel blank stock and other raw materials were $2.8 million and $2.2 million at November 30, 2007 and 2006, respectively.

During fiscal 2007, due to driver changes, car manufacturer changes, sponsor changes and the introduction of a new car design, the “Car of Tomorrow”, the Company wrote down inventory by $21.6 million as a charge to cost of sales to reflect the inventory at estimated net realizable value.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

Note I — Property and Equipment

Property and equipment consists of the following at November 30, (in thousands):

	2007	2006	Estimated Useful Life
Leasehold improvements	$2,283	$2,372	1-10 years
Tooling	13,856	13,815	1-3 years
Equipment, software and other	7,984	7,182	3-5 years
Trackside trailers and vehicles	3,838	3,890	5 years

	27,961	27,259
Accumulated depreciation	(17,809)	(11,145)

	$10,152	$16,114

Depreciation expense was $13.1 million and $11.7 million for 2007 and 2006, respectively. Of these amounts $9.3 million and $7.2 million for 2007 and 2006, respectively, relate to tooling depreciation, which is included in cost of sales.

In fiscal 2007, the Company wrote off tooling as a charge to cost of sales of $4.2 million that became obsolete due to the introduction of the Car of Tomorrow and tooling no longer being used for a secondary product line.

Note J — Goodwill and Other Intangibles

Goodwill and other intangibles consist of the following at November 30, (in thousands):

	2007	Weighted Average Amortization Period	2006	Weighted Average Amortization Period
Intangibles with indefinite lives —
Carrying amount:
Goodwill	$108,488	NA	$166,674	NA
Trademarks	20,763	NA	21,263	NA

	129,251		187,937

Intangibles with definite lives —
Carrying amount:
Licenses	6,350	5.6 years	24,000	8.6 years
Customer relationships	3,000	15.0 years	3,000	15.0 years
Non-compete agreement	—		111	1.5 years

	9,350		27,111
Accumulated amortization	(1,958)		(3,614)

	7,392		23,497

	$136,643		$211,434

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

A summary of changes in the Company’s goodwill is as follows (in thousands):

Balance as of November 30, 2006	$166,674
Impairment losses (Note C)	(56,351)
Impact from sale of Germany (Note E)	(1,551)
Other	(284)

Balance as of November 30, 2007	$108,488

The estimated future aggregate intangibles amortization expense expected as of November 30, 2007, follows (in thousands):

Year:
2008	$1,520
2009	1,500
2010	1,500
2011	892
2012	380
Thereafter	1,600

Total	$7,392

Note K — Debt and Financing

Other long-term debt consists of the following at November 30, (in thousands):

	2007	2006
Note payable — International Speedway Corporation	$3,000	$3,000
Note payable — Speedway Motorsports, Inc.	3,000	3,000
Other	10	66

	6,010	6,066
Less — Current portion	(10)	(56)

	$6,000	$6,010

A line of credit and security agreement with a bank consists of a $40.0 million revolving credit facility that expires June 29, 2008. The agreement provides for issuance of up to $30.0 million of letters of credit, to the extent not utilized for borrowings. The balance of the revolver was $0.3 million and $2.1 million at November 30, 2007 and 2006, respectively. Repayment of borrowings under this facility is secured by a first lien on substantially all Company assets. The Company is required to meet a financial test related to minimum fixed charge coverage ratio. However, when the Company has availability of at least $7.5 million as of the last day of each fiscal quarter end, then the Company is not required to comply with the minimum fixed charge coverage ratio. Availability under the Company’s revolving credit facility was $21.3 million at November 30, 2007.

The credit facility bears interest at LIBOR plus 2.00% to 2.75% or prime plus 0.25% to 0.50%, depending on the fixed coverage ratio, as defined (7.50% and 8.25% at November 30, 2007 and 2006, respectively). The Company pays a commitment fee of 0.375% of the average unused revolving credit facility and a fee of 1.0% of the average undrawn letters of credit.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

The Company has a note payable of $3.0 million due to International Speedway Corporation and a note payable of $3.0 million due to Speedway Motorsports, Inc. at November 30, 2007 and 2006, respectively (See Note P). Payment on these notes is due within 13 months of demand. Interest on these notes is calculated monthly based on the bank prime rate (7.50% and 8.25% at November 30, 2007 and 2006, respectively). Accrued interest related to these notes payable was $0.9 million and $0.4 million at November 30, 2007 and 2006, respectively.

The aggregate future maturities of long-term debt at November 30, 2007, follow (in thousands):

Year:
2008	$10
2009	6,000
2010	—
2011	—
2012	—
Thereafter	—

Total	$6,010

Note L — Credit Risk and Financial Instruments

Sales to the top five customers accounted for 33.9% and 28.9% of sales in 2007 and 2006, respectively. Sales to the largest customer were approximately 20.1% and 16.5% of revenue in 2007 and 2006, respectively. Accounts receivable from this customer at November 30, 2007, totaled $13.5 million.

Cash equivalents consist of $0.3 million of investments in overnight reverse repurchase agreements at November 30, 2007. Repurchase agreements are collateralized at 102% of securities provided as collateral by the counterparty bank. The bank provides securities with a market value at least equal to the funds held by the bank under the underlying repurchase agreement.

Note M — Employee Benefits

The Company’s defined contribution plan qualifies as a cash or deferred profit-sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is available to substantially all domestic employees. Participating employees may defer all or a portion of their pre-tax compensation, subject to certain limitations. The plan provides for employer matching contributions, which fully match each dollar contributed by an employee, up to a maximum of 3% of the employee’s defined compensation and 50% of each dollar contributed by an employee between 3% and 5%, of the employee’s defined compensation. The plan also provides for an annual employer profit sharing contribution in such amounts as the Board of Managers may determine. In 2007 and 2006, expense totaled $0.4 million and $0.5 million, respectively.

Note N — Income Taxes

The Company provides for income taxes under SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

A portion of profits and losses are included in an LLC entity, which is not taxed at the entity level. The remaining profits and losses reflected in the rate reconciliation below are included in a C-corporation structure. A reconciliation of the federal income tax rate to the effective rate for continuing operations follows:

	2007	2006
Statutory federal rate	35%	35%
State taxes, net of federal benefit	2	2
Goodwill impairment	(18)	—
Permanent differences	(1)	(1)
Loss from LLC entity	(4)	(11)
Valuation allowances and other	(14)	(25)

	0%	0%

The components of deferred taxes consist of the following at November 30 (in thousands):

	2007	2006
Deferred tax assets:
Inventory reserve and cost capitalization	$9,238	$7,483
Reserves and accruals	12,447	11,213
Deferred compensation	207	181
Intangible asset capitalization	341	330
Fixed asset capitalization	677	755
Credit carryforwards	562	1,111
Net operating losses	30,185	19,159
Other	193	165
Valuation allowance	(53,244)	(37,425)

Total deferred tax assets	606	2,972

Deferred tax liabilities:
Accelerated tax amortization	(7,488)	(8,063)
Reserves and accruals	(667)	(2,563)

Total deferred tax liabilities	(8,155)	(10,626)

Net deferred tax liabilities	$(7,549)	$(7,654)

Net current deferred tax liability	$(155)	$(586)

Net non-current deferred tax liabilities	$(7,394)	$(7,068)

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

SFAS 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets may not be realized. Valuation allowances as of November 30, 2007, include $3.3 million to reserve tax assets for state net operating losses expected to expire before realized, $26.9 million to reserve tax assets for federal net operating loss carryforward, $0.5 million for Alternative Minimum Tax (AMT) and other credit carryforwards, $22.4 million to reserve tax assets associated with various timing differences and $0.1 million to fully reserve capital loss carryforwards. Valuation allowances as of November 30, 2006, include $2.6 million to reserve tax assets for state net operating losses expected to expire before realized, $16.2 million to reserve tax assets for federal net operating loss carryforward, $0.5 million for Alternative Minimum Tax (AMT) and other credit carryforwards, $18.0 million to reserve tax assets associated with various timing differences and $0.1 million to fully reserve capital loss carryforwards.

Capital loss carryforwards of $0.2 million expire in 2010. State net operating loss carryforwards of $131.8 million expire as follows: $11.5 million in varying amounts in periods 2010 — 2012 and $120.3 million in varying amounts in periods 2015 to 2027. The federal net operating loss carryforward of $76.8 million expires in varying amounts in periods 2025 — 2027.

The Company acquired the outstanding stock of Action whose historical tax basis for assets and liabilities are carried-forward for tax reporting purposes, with the assigned value to goodwill under purchase accounting having no tax basis. The goodwill impairment charge creates a permanent difference because it is not deductible for tax reporting purposes and because, unlike other basis differences created using purchase accounting, no deferred tax liability may be established related to the goodwill. As such, no income tax benefit was recognized with the goodwill impairment charge as is reflected in the Company’s effective rate reconciliation.

The Internal Revenue Service (IRS) has begun an examination of the Company’s U.S. income tax returns for 2005. All IRS examinations of tax periods prior to 2005 have been closed. Certain tax contingencies, principally related to timing differences as to when expenses are deductible, have been recorded in these financial statements.

Note O — Commitments and Contingencies

Aggregate future minimum guaranteed royalty payments and personal service agreement payments are as follows as of November 30, 2007, (in thousands):

Year	Royalty	Personal Service
2008	$28,003	$991
2009	25,361	885
2010	24,649	784
2011	16,253	187
2012	5,625	—
Thereafter	9,000	—

Total	$108,891	$2,847

Royalty expense under licenses, including guaranteed minimums, were $41.6 million and $41.7 million for 2007 and 2006, respectively.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

Excluded from above is a commitment entered into subsequent to year-end to make a payment in connection with a new license totaling $1.0 million in 2008.

In the normal course of business, the Company generally provides its licensors and distributors certain indemnifications and hold harmless provisions associated with the distribution of its products. The Company carries no reserves for such claims and has not experienced any losses related to indemnification in the past three years. The Company is generally indemnified under its manufacturing agreements for such losses connected with the design and manufacture of products. The Company also maintains general liability and product liability insurance to cover such losses and have had no related claims activity under those insurance contracts in the last three years.

Aggregate future payments and receipts under noncancelable operating leases and subleases are as follows as of November 30, 2007, (in thousands):

Year	Lease Payments	Sublease Receipts
2008	$2,593	$1,440
2009	1,887	1,320
2010	1,315	—
2011	1,036	—
2012	1,067	—
2013 to 2018	6,570	—

Total	$14,468	$2,760

The Company’s noncancelable operating leases consist primarily of building leases. Principal among these is the lease of the Company’s North Carolina corporate headquarters that expires in 2018 with four five-year renewal options. Minimum rent is expensed on a straight-line basis over the term of the lease. Any escalation of rent payments relating to increases in construction or acquisition cost of the leased property are included in minimum rent, and payments that depend on an existing index or rate are included in minimum rent based on the index or rate existing at the inception of the lease.

Rent expense recognized for noncancelable operating leases, net of sublease income, totaled $2.5 million and $4.0 million for 2007 and 2006, respectively.

Commitments at November 30, 2007 include approximately $1.6 million of outstanding letters of credit.

In the ordinary course of business, the Company is subject to certain lawsuits and asserted and unasserted claims. Management has accrued for items that are probable and reasonably estimatable and believes that the resolution of any such matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

During June 2005, Action Performance Companies, Inc. filed a lawsuit against Jeff Bohbot a.k.a. Jeff Hamilton, Rami Karim, Jeff Hamilton Industries, Inc., Mercedes Bohbot, Why Not, Inc. d/b/a Not Why, alleging fraud and deceit, intentional misrepresentation of fact, fraud and deceit, negligent misrepresentation of fact, fraud and deceit, concealment or suppression of material facts, breach of fiduciary duty, breach of contract, breach of employment agreement, unfair competition and fraud regarding pricing of goods. The Bohbot parties have filed various counterclaims against the Company including breach of the asset purchase agreement, trademark purchase agreement and employment agreement for wrongful discharge. The controversy led to various other litigations, including Alessi v. Motorsports Authentics, Inc. (Arizona Superior Court, Maricopa County), and Action Performance Companies, Inc. and Jeff Hamilton Collection, Inc. v. Jeffrey F. Gersh, and Zimmerman, Rosenfeld, Gersh & Leeds, LLP (U.S. District Court, Central District of California, Western Division). The trial, conducted in the United States District Court Central District of California, Western Division, concluded on March 8, 2007 with the jury returning a verdict in favor of the Company for $1.0 million in compensatory damages and $0.5 million in punitive damages against Jeff Bohbot. The Jury awarded Mercedes Bohbot $0.4 million in past trademark royalties due under a Trademark Purchase Agreement between the parties, which was offset by the court by $0.3 million under the Company’s indemnity claim leaving a judgment of approximately $0.1 million. All parties filed notices of appeal with the U.S. Court of Appeals for the Ninth Circuit, the Company doing so only to preserve its rights in connection with ongoing efforts to reach a global settlement winding up all related matters.

During December 2004, Action Performance Companies, Inc. was served with a class action securities lawsuit entitled “The Cornelia Crowell, GST Trust v. Action Performance Companies, Inc., et al.,” which was filed in the United States District Court of New Mexico. The complaint, naming as defendants Action and certain former officers, alleged false and misleading statements concerning the financial results and business during the period from July 23, 2003, to October 22, 2003, resulting in violations of the Securities Exchange Act of 1934. Following several successful procedural motions by the Company, including several motions to dismiss the complaint, the parties agreed to a stipulated dismissal of the complaint with prejudice, which the court formalized by entry of judgment in March 2007.

On occasion the Company is a party to royalty audits by its licensors. As of November 30, 2007, there were two royalty audits outstanding that had not yet been resolved.

The Company has accrued $2.9 million associated with all of the above contingencies at November 30, 2007.

Note P — Related-party Transactions

The Company purchases and sells motorsports merchandise, remits royalty payments, and remits trackside commission payments to International Speedway Corporation (ISC), Speedway Motorsports, Inc. (SMI) and NASCAR, who is a related party through ISC.

The Company has a note payable of $3.0 million due to International Speedway Corporation and a note payable of $3.0 million to Speedway Motorsports, Inc. at November 30, 2007 and 2006, respectively. Payment on these notes is due within 13 months of demand. Interest on these notes is calculated monthly based on the bank prime rate (7.50% and 8.25% at November 30, 2007 and 2006, respectively). Accrued interest related to these notes payable was $0.9 million and $0.4 million at November 30, 2007 and 2006, respectively.

Motorsports Authentics, LLC

Notes to Consolidated Financial Statements

November 30, 2007 and 2006

The following is a summary of related party transactions as of November 30 (in thousands):

	2007
	ISC	SMI	NASCAR
Merchandise purchases, trackside commission payments, royalty payments and other	$5,173	$3,997	$3,406
Merchandise sales	2,507	13,174	43
Accounts receivable due	167	5,411	—
Accounts payable owed	32	116	11
Note payable	3,000	3,000	—
Accrued interest related to note payable	440	440	—
Interest expense related to note payable	244	244	—

	2006
	ISC	SMI	NASCAR
Merchandise purchases, trackside commission payments, royalty payments and other	$5,898	$4,309	$3,403
Merchandise sales	1,420	10,170	81
Accounts receivable due	98	1,172	1
Accounts payable owed	9	79	—
Note payable	3,000	3,000	—
Accrued interest related to note payable	196	196	—
Interest expense related to note payable	196	196	—